Exhibit 1.01

FARO Technologies, Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2014 to December 31, 2014

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of FARO Technologies, Inc. (“FARO,” the “Company,” “us,” “we” or “our”) for the reporting period from January 1, 2014 to December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed conflict in the Covered Countries. Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed conflict in the Covered Countries. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Company Overview

FARO was founded in 1982 and re-incorporated in Florida in 1992. FARO’s worldwide headquarters are located at 250 Technology Park, Lake Mary, Florida 32746, and our telephone number is (407) 333-9911.

FARO designs, develops, manufactures, markets and supports software driven, three-dimensional (3-D) measurement, imaging and realization systems. We sell the majority of our products through a direct sales force across a broad number of customers in a range of manufacturing, industrial, architecture, surveying, building construction and law enforcement applications. Our FaroArm®, FARO Laser ScanArm®, FARO Gage, FARO Laser Tracker™, FARO 3D Imager AMP, and their companion CAM2® software provide for Computer-Aided Design, or CAD, based inspection and/or factory-level statistical process control and high-density surveying. Together, these products integrate the measurement, quality inspection, and reverse engineering functions with CAD software to improve productivity, enhance product quality and decrease rework and scrap in the manufacturing process. Our FARO Focus 3D and FARO Freestyle3D laser scanners, and their companion SCENE and FARO forensic software, are utilized for a wide variety of 3-D modeling, documentation and high-density surveying applications, including in two of our key vertical markets – architecture, engineering and construction (AEC) and law enforcement.

Conflict Minerals Policy

It is our policy:

1. To make reasonable efforts: a) to know, and to require each FARO supplier to disclose to us, the sources of conflict minerals used in its products; and b) to eliminate procurement, as soon as commercially practicable, of products containing conflict minerals obtained from sources that fund or support armed conflict in the Covered Countries.

2. To require FARO suppliers to assist us in complying with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules of the U.S. Securities and Exchange Commission promulgated pursuant to that law, as well as any related laws and rules.

We are committed to eliminating the use of any conflict minerals in our products. In our Supplier Code of Conduct, we require our suppliers to certify that they will only source conflict minerals from “conflict free” smelters identified at http:www.conflictfreesourcing.org/.

Presence of Conflict Minerals in FARO’s Products

We have evaluated our current product lines and determined that the FaroArm®, FARO Laser ScanArm® and FARO Gage articulated measuring devices, the FARO Laser Tracker™, the FARO Focus3D, the FARO Freestyle3D, the FARO 3D Imager AMP and certain accessory products we manufacture or contract to manufacture contain trace amounts of tin, tungsten, tantalum and/or gold (“3TG”). We do not source any 3TG directly, and as a purchaser we are many steps removed from the mining of any conflict minerals. We do not directly source anything from the Covered Countries. As a result, we must rely on our suppliers to provide information regarding the origin of necessary conflict minerals that are included in our products.

Reasonable Country of Origin Inquiry (RCOI) and Due Diligence Process

During 2014, we conducted a good faith RCOI regarding the necessary conflict minerals contained in our products. This RCOI was designed to determine whether any of the necessary conflict minerals originated in the Covered Countries and whether any of the necessary conflict minerals may be from recycled or scrap sources. The results of our RCOI efforts were inconclusive and, as a result, we also exercised due diligence on the source and chain of custody of the necessary conflict minerals through utilization of the nationally recognized due diligence framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition, including the related supplements on 3TG.

As part of our RCOI and due diligence efforts, a cross-functional team of FARO employees, including representatives from engineering, research & development, procurement, production and quality, identified all components of FARO products which may contain 3TG and then compiled a list of the suppliers from whom we buy those items. We identified a total of 63 such suppliers and corresponded with those vendors, primarily via email. We asked them to register for the iPoint Conflict Minerals Platform (iPCMP) tool at www.conflictminerals.com as a means of exchanging company-level and smelter data up and down the supply chain. Alternatively, we provided them all with a soft copy of, and asked them to complete and return, the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template which is available at www.conflictfreesmelter.org. We received and reviewed various types of responses from 48 (76%) of those 63 suppliers. Most of our suppliers provided their responses to us at a company-wide level, rather than at a level specific to the materials and components they supplied to us. For conflict minerals sourced from these suppliers, we were unable to determine which, if any, of the smelters and countries of origin listed in their responses were the actual source of conflict minerals they supplied. None of the responses indicated that anything had been supplied to FARO containing 3TG which was known or believed to have directly or indirectly financed or benefitted armed conflict in the Covered Countries.

Conflict Minerals Conclusion

Despite having completed the good faith RCOI and due diligence procedures described above, we have been unable to determine the country of origin of, or the facilities used to process, all of the 3TG which may be present in our products. We have therefore concluded that our supply chain is DRC Conflict Undeterminable. As a result, we have prepared and filed this Conflict Minerals Report.

We expect to take the following steps, among others, in 2015 to mitigate the risk that our necessary conflict minerals benefit armed conflict and to improve our due diligence measures:

•	continue to engage with suppliers to obtain current, accurate and complete information about the supply chain;

•	require suppliers to implement or maintain, as applicable, policies to reasonably assure that the conflict minerals in the products they supply to us do not directly or indirectly finance or benefit armed conflict in the Covered Countries;

•	require suppliers to exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to FARO;

•	adopt procedures when adding new suppliers to the supply chain to ensure their compliance with conflict free sourcing; and

•	train new and existing suppliers as necessary regarding our Conflict Minerals Policy and program.

This Conflict Minerals Report contains forward-looking statements including but not limited to statements relating to actions that we may take in the future with respect to future supplier diligence and engagement efforts and development of related processes. Such statements are based on the current expectations of our management and are neither promises nor guarantees of future performance of the actions. The forward-looking statements represent management’s expectations as of the date of this report. Subsequent events and developments may cause management’s view to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this report.